UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___3____)*

                   Tecnoglass Inc.

(Name of Issuer)

                 Common Stock, par value $.0001

(Title of Class of Securities)

     G87264100

(CUSIP Number)

     November 20, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. G87264100

1. Names of Reporting Persons. Red Oak Partners, LLC
2. Check the Appropriate Box if a Member of a Group
(a) [X] (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,872,216
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,872,216
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,872,216
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 6.51%
12. Type of Reporting Person (See Instructions) OO

13G

CUSIP No. G87264100

1. Names of Reporting Persons. The Red Oak Fund, LP
2. Check the Appropriate Box if a Member of a Group
(a) [X] (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 667,641
7. Sole Dispositive Power 0
8. Shared Dispositive Power 667,641
9. Aggregate Amount Beneficially Owned by Each Reporting Person 667,641
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 2.32%
12. Type of Reporting Person (See Instructions) PN

13G

CUSIP No. G87264100

1. Names of Reporting Persons. The Red Oak Long Fund, LP
2. Check the Appropriate Box if a Member of a Group
(a) [X] (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 307,607
7. Sole Dispositive Power 0
8. Shared Dispositive Power 307,607
9. Aggregate Amount Beneficially Owned by Each Reporting Person 307,607
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 1.07%
12. Type of Reporting Person (See Instructions) PN

13G

CUSIP No. G87264100

1. Names of Reporting Persons. Pinnacle Partners, LLC
2. Check the Appropriate Box if a Member of a Group
(a) [X] (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 883,268
7. Sole Dispositive Power 0
8. Shared Dispositive Power 883,268
9. Aggregate Amount Beneficially Owned by Each Reporting Person 883,268
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 3.07%
12. Type of Reporting Person (See Instructions) OO

13G

CUSIP No. G87264100

1. Names of Reporting Persons. Pinnacle Opportunities Fund, LP
2. Check the Appropriate Box if a Member of a Group
(a) [X] (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 883,268
7. Sole Dispositive Power 0
8. Shared Dispositive Power 883,268
9. Aggregate Amount Beneficially Owned by Each Reporting Person 883,268
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 3.07%
12. Type of Reporting Person (See Instructions) PN

13G

CUSIP No. G87264100

1. Names of Reporting Persons. Wolverine Trading LLC
2. Check the Appropriate Box if a Member of a Group
(a) [X] (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 13,700
7. Sole Dispositive Power 0
8. Shared Dispositive Power 13,700
9. Aggregate Amount Beneficially Owned by Each Reporting Person 13,700
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 0.05%
12. Type of Reporting Person (See Instructions) OO

13G

CUSIP No. G87264100

1. Names of Reporting Persons. John Randall Waterfield
2. Check the Appropriate Box if a Member of a Group
(a) [X] (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 702,728
7. Sole Dispositive Power 0
8. Shared Dispositive Power 702,728
9. Aggregate Amount Beneficially Owned by Each Reporting Person 702,728
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 2.44%
12. Type of Reporting Person (See Instructions) IN

13G

CUSIP No. G87264100

1. Names of Reporting Persons. David Sandberg
2. Check the Appropriate Box if a Member of a Group
(a) [X] (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,872,216
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,872,216
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,872,216
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (11) 6.51%
12. Type of Reporting Person (See Instructions) IN

13G

CUSIP No. G87264100

ITEM 1.

(a) Name of issuer:

Tecnoglass Inc. (the “Issuer”)

(b) Address of Issuer's Principal Executive Offices:

Avenida Circunvalar a 100 mts de la Via 40

Barrio Las Flores Barranquilla

Colombia

ITEM 2.

(a)

The names of the persons (the “Reporting Persons”) filing this Statement (this "Statement") are David Sandberg, the controlling member of Red Oak Partners, LLC, a Florida limited liability company ("Red Oak Partners"), which serves as the general partner of The Red Oak Fund, LP, a Delaware limited partnership (the "Red Oak Fund"), The Red Oak Long Fund, LP, a Delaware limited partnership (the “Red Oak Long Fund”), and a managing member of Pinnacle Partners LLC, a Florida limited liability company (“Pinnacle Partners”), the general partner of Pinnacle Opportunities Fund, LP, a Delaware limited partnership ("Pinnacle Fund" together with the "Red Oak Fund" and the “Red Oak Long Fund”, the "Funds"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. In addition, Red Oak Partners has discretionary trading and voting authority over shares held in a separate managed account by Wolverine Trading LLC (“Wolverine”).  This statement is also being filed on behalf of Mr. Waterfield who directly owns a portion of the shares reported in this Statement and who is a member of a group which includes all Reporting Persons.  Each of the Reporting Persons hereto disclaims beneficial ownership with respect to any shares other than the shares owned directly by such filer.

(b)  The principal office or business address of the Red Oak Fund, Red Oak Long Fund, Red Oak Partners, Pinnacle Partners, Pinnacle Fund and David Sandberg is 1969 SW 17th Street, Boca Raton, FL 33486.  The principal office or business address of Mr. Waterfield is 140 Broadway, 46th Floor, New York, NY 10005.  The principal office or business address of Wolverine is 175 W. Jackson Blvd., Suite 200, Chicago, IL 60604.

(c) David Sandberg is a citizen of the United States.

(d) This Statement relates to Common Stock, $.0001 par value, of the Issuer.

(e) The CUSIP Number of the Shares of the Issuer is G87264100.

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Red Oak Partners may be deemed to beneficially own 1,872,216 shares of Common Stock which includes: 667,641 shares of Common Stock that Red Oak Fund may be deemed to beneficially own, 307,607 shares of Common Stock that Red Oak Long Fund may be deemed to beneficially own, 883,268 shares of Common Stock that Pinnacle Fund may be deemed to beneficially own, and 13,700 shares of Common Stock that Wolverine may be deemed to beneficially own.  The beneficial ownership of Red Oak Fund includes 155,977 shares of Common Stock, 484,330 warrants, and 13,667 unit purchase options, each of which convert into 1 share of Common Stock and 1 warrant.  The beneficial ownership of Red Oak Long Fund includes 68,561 shares of Common Stock, 225,962 warrants, and 6,542 unit purchase options, each of which convert into 1 share of Common Stock and 1 warrant.  The beneficial ownership of Pinnacle includes 208,981 shares of Common Stock, 637,282 warrants, and 18,502 unit purchase options, each of which convert into 1 share of Common Stock and 1 warrant.   The Funds are each controlled by Red Oak Partners.  The beneficial ownership of Wolverine includes 8,900 shares of Common Stock and 4,800 warrants.  Red Oak Partners has discretionary authority over shares and warrants held by Wolverine.  The beneficial ownership of Mr. Waterfield includes 40,692 shares of Common Stock, 644,918 warrants, and 8,559 unit purchase options, each of which convert into 1 share of Common Stock and 1 warrant.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 1,872,216 shares of Common Stock beneficially owned by Red Oak Partners through the Funds and Wolverine.

(b)

Percent of class:

With respect to David Sandberg and Red Oak Partners, 6.51% of Common Stock.  With respect to the Red Oak Fund, 2.32% of Common Stock.  With respect to the Red Oak Long Fund, 1.07% of Common Stock.  With respect to Pinnacle Partners and Pinnacle Fund, 3.07% of Common Stock.  With respect to Wolverine, 0.05% of Common Stock.  With respect to Mr. Waterfield, 2.44% of Common Stock.

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

With respect to David Sandberg and Red Oak Partners, LLC, 1,872,216 shares of Common Stock.  With respect Mr. Waterfield, 702,728 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

With respect to David Sandberg and Red Oak Partners, LLC, 1,872,216 shares of Common Stock.  With respect Mr. Waterfield, 702,728 shares of Common Stock.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

David Sandberg is the controlling member of Red Oak Partners, LLC, which serves as the general partner of The Red Oak Fund, LP, The Red Oak Long Fund, LP, the investment manager for Wolverine, and the managing member of Pinnacle Partners LLC, the general partner of Pinnacle Opportunities Fund, LP.  Mr. Waterfield is a private investor and also a member of the Board of Directors for Red Oak Partners.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

(a) Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2015

By:

/s/ David Sandberg

Name:

David Sandberg

RED OAK PARTNERS, LLC

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

THE RED OAK LONG FUND, L.P.

By:

RED OAK PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE PARTNERS, LLC

By:

RED OAK PARTNERS, LLC,

its managing member

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

PINNACLE OPPORTUNITIES FUND, LP

By:

PINNACLE PARTNERS, LLC,

its general partner

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

WOLVERINE TRADING LLC

By:

RED OAK PARTNERS, LLC,

its investment manager

By:

/s/ David Sandberg

Name:

David Sandberg

Title:

Managing Member

By:

/s/ John Randall Waterfield

Name:

John Randall Waterfield